SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.           Type of security or securities.

                  Series X 5.70% Senior Notes due January 15, 2045 (the "Notes")

Item 2.           Issue, renewal or guaranty.

                  Issue

Item 3.           Principal amount of each security.

                  $250,000,000

Item 4.           Rate of interest per annum of each security.

                  5.70%

Item 5.           Date of issue, renewal or guaranty of each security.

                  January 20, 2005

Item 6.           If renewal of security, give date of original issue.

                  Not Applicable

Item 7.           Date of maturity of each security.

                  January 15, 2045

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  The Company issued and sold the Notes to Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC, as the Underwriters, pursuant to an Underwriting Agreement dated January 13, 2005.

Item 9.           Collateral given with each security, if any.

                  None

Item 10.          Consideration received for each security.

                  $242,125,000 (96.85% of the principal amount)

Item 11.          Application of proceeds of each security.

                  The proceeds from the sale of the Notes will be used by the Company to repay at maturity in February 2005 the $250,000,000 outstanding principal amount of its Series L Floating Rate Senior Notes due February 18, 2005.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a.       the provisions contained in the first sentence of
                           Section 6(b)___

                  b.       the provisions contained in the fourth sentence of
                           Section 6(b)___

                  c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13.          Not Applicable.

Item 14.          Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52

Date:  January 25, 2005                        GEORGIA POWER COMPANY


                                               By: /s/Wayne Boston
                                                     Wayne Boston
                                                  Assistant Secretary